Exhibit 99.1

News Release
For Immediate Release

Accomplished U.S. Diabetes Industry Veteran, Zoe H. Myers,
Joins D. Medical as Chief Commercial Officer

Tirat Carmel, Israel – December 6, 2010 – D. Medical Industries Ltd. (NASDAQ:DMED; TASE:DMDC)("D. Medical" or the "Company”), a medical device company engaged through its subsidiaries in the research, development, manufacture and sale of innovative products for diabetes treatment and drug delivery, today announced the appointment of Zoe H. Myers as the Company’s Chief Commercial Officer, effective February 1, 2011.  Ms. Myers’ responsibilities will include leading global commercial strategy and U.S. operations for D. Medical.

Ms. Myers is an international business leader with an accomplished history of opening new markets for novel diabetes devices.   She joins D. Medical from her current position as Advisor at MC2 Consulting, Inc., a consulting firm that manages the full product lifecycle, including the development of business and marketing plans, for emerging R&D companies.

Ms. Myers, 45, began her professional career in the diabetes device space in 1994 as a Territory Manager for Disetronic AG, a world leader in the research and development of insulin pumps and injection systems.  There, she progressed through a number of sales and operations management positions and, at the time of Roche Diagnostics Corporation’s acquisition of Disetronic in 2003, was National Director of North American Field Operations, managing 110 employees responsible for sales, reimbursement and clinical services.  Among many accomplishments while with Roche, Ms. Myers played a key role in securing Medicare reimbursement for insulin pump therapy. She served two terms in a volunteer position with American Association for Clinical Endocrinology ("AACE") as the Chair of the AACE Corporate Advisory Board in 2001-03, and is a past board member of the Lawson Wilkins Pediatric Endocrinology Society.  Based on her success and reputation in the diabetes industry, Ms. Myers was recruited in 2005 to join Exsulin, Inc., developer of a peptide-based drug in Phase II clinical trials targeted at regeneration of insulin-producing islets in patients with established Type 1 Diabetes. Ms. Myers served as Exsulin’s Vice President of Marketing and Strategic Communication until joining MC2 Consulting in 2009. Ms. Myers is a graduate of the School of Foreign Service at Georgetown University, with a Masters of Science from Johns Hopkins University.

"We are very pleased to have attracted a leader of Zoe Myers’ caliber to this key position. Her extensive and demonstrable record of accomplishment in commercializing new diabetes treatments and insulin delivery devices will be a great asset for D. Medical going forward," commented Efri Argaman, D. Medical’s Chief Executive Officer.

Zoe Myers said, "As D. Medical enters into the most exciting phase of a company’s development, I see my new role as driving the three A’s of any successful medical device roll out – Awareness, Acceptance and Adoption.  I am confident that the Company’s innovative technology portfolio, combined with the elegance of its design, will provide all the tools we need to accomplish our commercial goals and objectives.”

About D. Medical

D. Medical is a medical device company engaged through its subsidiaries in the research, development, manufacture and sale of innovative products for diabetes treatment and drug delivery. D. Medical has developed durable and semi-disposable insulin pumps, which continuously infuse insulin into a patient’s body, using its proprietary spring-based delivery technology.  D. Medical believes that its spring-based delivery mechanism is cost-effective compared to the motor and gear train mechanisms that drive competitive insulin pumps and also allows it to incorporate certain advantageous functions and design features in its insulin pumps.  D. Medical has also developed an infusion set for insulin pumps and is focusing its research and development efforts on the development of next generation insulin pumps and a device that will combine a continuous glucose monitoring system and an insulin pump on the same patch.  For more information, visit http://www.dmedicalindustries.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined by the Israeli Securities Law, 1968, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties. These statements include, forecasts, goals, uncertainties and assumptions and relate, inter alia, to D. Medical's future expectations in connection with its level of sales and cost of sales, manufacturing volumes, the cost-effectiveness of its spring-based design, target markets and timing of markets penetration. The forward-looking statements are based on D. Medical's current expectations and beliefs which are based on, among other things, its analysis of publicly available information and market research reports. All forward-looking statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward- looking statements. Such risks and uncertainties include, but are not limited to, the impact of general economic conditions, competitive products, product demand, product performance, the performance of D. Medical's contract manufacturer and distributors, regulatory trends and approvals and healthcare reform legislation. If one or more of these risks and/or uncertainties materialize, or if the underlying assumptions prove to be incorrect, D. Medical's actual results, performance or achievements could differ materially from those expressed in, or implied by, any such forward-looking statements or results which are based upon such assumptions. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or of any of them will transpire or occur, what impact it will have on D. Medical's results of operations or financial condition. D. Medicals does not undertake to update any forward- looking statements.

Company Contact:

Amir Loberman
Chief Financial Officer
D. Medical Industries LTD
T: +972-73-2507100
info@springnow.com

North American Investor Contact:

Stephen Kilmer
T: 905-690-2400
M: 905-906-6908
stephen@dmedicalindustries.com

Israeli Investor Relations

Iris Lubitch
T: 972-775538007
Iris@EffectiveIR.co.il